[BCE LOGO]	[News release]
For Immediate Release

BCE reports results of Series AC and AD Preferred Share conversions

MONTRÉAL, February 19, 2013 – BCE Inc. (TSX, NYSE: BCE) today announced that 4,415,295 of its 9,244,555 fixed-rate Cumulative Redeemable First Preferred Shares, Series AC (“Series AC Preferred Shares”) have been tendered for conversion on March 1, 2013, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (“Series AD Preferred Shares”). In addition, 240,675 of its 10,755,445 Series AD Preferred Shares have been tendered for conversion on March 1, 2013, on a one-for-one basis, into Series AC Preferred Shares. Consequently, on March 1, 2013, BCE will have 5,069,935 Series AC Preferred Shares and 14,930,065 Series AD Preferred Shares issued and outstanding. The Series AC Preferred Shares and the Series AD Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.C and BCE.PR.D, respectively.

The Series AC Preferred Shares will pay on a quarterly basis, for the five-year period beginning on March 1, 2013, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.550%.

The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on March 1, 2013, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AD Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca